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11483
                                                       OMB APPROVAL
                                  UNITED STATES        OMB Number. 3235-0145
                  SECURITIES AND EXCHANGE COMMISSION   Expires: August 31, 1991
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                                 SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*
                                    SDL, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    78407610

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78407610                          13G            PAGE 2  OF 10 PAGES
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Keystone Investment Management Company
                  I.R.S. #04-1504645

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a [X]
                                                                       b [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                  5.       SOLE VOTING POWER
                                    727,650 Shares, Common Stock

                  6.       SHARED VOTING POWER
                                    None

                  7.       SOLE DISPOSITION POWER
                                    727,650 Shares, Common Stock

                  8.       SHARED DISPOSITIVE POWER
                                    None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  727,650 Shares, Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  10.29%

12.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 78407610                          13G            PAGE 3  OF 10  PAGES
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Keystone Small Company Growth Fund (S-4)
                  I.R.S. #04-2394427

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         a [X]
                                                                         b [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

                  5.       SOLE VOTING POWER
                                    505,300 Shares, Common Stock

                  6.       SHARED VOTING POWER
                                    None

                  7.       SOLE DISPOSITION POWER
                                    505,300 Shares, Common Stock

                  8.       SHARED DISPOSITIVE POWER
                                    None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  505,300 Shares, Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  7.15%

12.      TYPE OF REPORTING PERSON*
                  IV

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 78407610                          13G            PAGE 4  OF 10  PAGES
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Keystone Investment Management Company
                  I.R.S. #04-1504645

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a [X]
                                                                        b [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                  5.       SOLE VOTING POWER
                                    186,250 Shares, Common Stock

                  6.       SHARED VOTING POWER
                                    None

                  7.       SOLE DISPOSITION POWER
                                    186,250 Shares, Common Stock

                  8.       SHARED DISPOSITIVE POWER
                                    None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  186,250 Shares, Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  2.63%

12.      TYPE OF REPORTING PERSON*
                  IA (for the Merrill Lynch Consults Portfolio)**


** Total above represents aggregate holdings for approximately 1850 accounts, managed by Keystone Investment Management Company, none of which individually owns more than .05% of the securities.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 78407610                          13G            PAGE 5  OF 10  PAGES
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Keystone Investment Management Company
                  I.R.S. #04-1504645

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a [X]
                                                                       b [ ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                  5.       SOLE VOTING POWER
                                    36,100 Shares, Common Stock

                  6.       SHARED VOTING POWER
                                    None

                  7.       SOLE DISPOSITION POWER
                                    36,100 Shares, Common Stock

                  8.       SHARED DISPOSITIVE POWER
                                    None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  36,100 Shares, Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  .51%

12.      TYPE OF REPORTING PERSON*
                  IA (for Concord Hospital Small Capital Qualified Account (27,000 Shares), Concord Hospital Small Capital Non-Qualified Account (4,400), Plymouth County Retirement Fund (9,600) Employees Retirement System Puerto Rico Electric Power (21,000 Shares))

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          PAGE 6  OF 10  PAGES
Item 1(a).        Name of Issuer:

                           SDL, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           80 Rose Orchard Way
                           San Jose, CA 95134

Item 2(a).        Name of Person Filing:

                           Keystone Investment Management Company

Item 2(b).        Address of Principal Business Office, or, if none, residence:

                           200 Berkeley Street
                           Boston, MA  02136

Item 2(c).        Place of organization:

                           Delaware

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:

                           78407610

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)      [ ]     Broker or Dealer registered under Section 15
                                   of the Act
                  (b)      [ ]     Bank as defined in Section 3(a)(6) of the Act
                  (c)      [ ]     Insurance Company as defined in Section
                                   3(a)(19) of the Act
                  (d)      [ ]     Investment Company registered under Section
                                   8 of the Investment Company Act
                  (e)      [ ]     Investment Company registered under Section
                                   203 of the Investment Advisers Act of 1940
                  (f)      [ ]     Employee Benefit Plan, Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; see Section 240.13d-
                                   1(b)(1)(ii)(F)
                  (g)      [ ]     Parent Holding Company, in accordance with
                                   Section 240.13d-1(b)(ii)(G) (Note: See
                                   Item 7)
                  (h)      [X]     Group, in accordance with Section
                                   240.13d-1(b)(1)(ii)(H)

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                                                          PAGE 7  OF 10  PAGES
Item 4.  Ownership:

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)      Amount Beneficially Owned:
                                    727,650
                  (b)      Percent of Class:
                                    10.29%
                  (c)      Number of shares as to which such person has:
                           (I)      sole power to vote or to direct the vote:
                                            727,650
                           (ii)     shared power to vote or to direct the vote:
                                            None
                           (iii) sole power to dispose or to direct the disposition of:
                                            727,650
                           (iv) shared power to dispose of or to direct the disposition of:
                                            None

Item 5.  Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding
         Company:

                  N/A

Item 8.  Identification and Classification of Members of the Group:

                  See Exhibit A

Item 9.  Notice of Dissolution of Group:

                  N/A


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                                                          PAGE 8  OF 10  PAGES

Item 10. Certification:

                  The following certificate shall be included if the statement is filed pursuant to Rule 13-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     KEYSTONE INVESTMENT MANAGEMENT COMPANY
                                     (Name of Entity)


                                      By /s/ Albert H. Elfner, III
                                         -------------------------
                                      Title: Chairman

                  Dated: May 16, 1996


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                                                          PAGE 9  OF 10  PAGES
                                    EXHIBIT A

MEMBERS OF THE GROUP (Item 8)
                                                       Item 3
Identity                                               Classification

1        Keystone Investment Management Company        (e)  Investment Adviser
2.       Keystone Small Company Growth Fund (S-4)      (d)  Investment Company
3.       Keystone Investment Management Company        (e)  Investment Adviser
4.       Keystone Investment Management Company        (e)  Investment Adviser

                                                         PAGE 10  OF 10  PAGES

                                    EXHIBIT B

         The undersigned all hereby agree in writing that Schedule 13G, filed with the Securities and Exchange Commission by Keystone Investment Management Company, and containing information required by Schedule 13G with respect to beneficial ownership of the same shares of the Common Stock of Specialty Equipment Corporation is jointly filed on behalf of each of Keystone Investment Management Company, Keystone High Income Bond Fund (B-4), Keystone Strategic Income Fund, Keystone Fixed Income.


                               KEYSTONE INVESTMENT MANAGEMENT COMPANY


                               By: /s/ Albert H. Elfner, III
                                  ---------------------------
                               Title: Chairman


                               KEYSTONE SMALL COMPANY GROWTH FUND (S-4)


                               By: /s/ Albert H. Elfner, III
                                  ---------------------------
                               Title: Chairman


                               KEYSTONE INVESTMENT MANAGEMENT COMPANY for
                               Merrill Lynch Wrap Account


                               By: /s/ Albert H. Elfner, III
                                  ---------------------------
                               Title: Chairman


                               KEYSTONE INVESTMENT MANAGEMENT COMPANY for
                               Concord  Hospital Small Capital  Qualified
                               Account,  Concord Hospital  Small  Capital
                               Non-Qualified  Account, Plymouth County
                               Retirement Fund Employees Retirement System
                               Puerto Rico Electric Power


                               By: /s/ Albert H. Elfner, III
                                  ---------------------------
                               Title: Chairman